SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

G Medical Innovations Holdings Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.09 per share

(Title of Class of Securities)

G39462208

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39462208	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons. Yacov Geva
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 4,383,278 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,383,278 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,383,278 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 32.2% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	This amount of shares and percentage relates to all the Reporting Persons and is based on 13,579,032 Ordinary Shares of the Issuer’s issued and outstanding as of December 31, 2021.

CUSIP No. G39462208	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is G Medical Innovations Holdings Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 5 Oppenheimer Street, Rehovot, 7670105, Israel.

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Yacov Geva, an Israeli citizen and an officer and director of G Medical Innovations Holdings Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of the Reporting Person is as follows:

c/o G Medical Innovations Holdings Ltd.

5 Oppenheimer Street

Rehovot, 7670105, Israel

Item 2(c).	Citizenship:

Yacov Geva is a citizen of the State of Israel.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value NIS 0.09 per share.

Item 2(e).	CUSIP Number:

The CUSIP number of the Ordinary Shares is G39462208.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

CUSIP No. G39462208	13G	Page 4 of 5 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Yacov Geva

(a)	Amount beneficially owned together with all other Reporting Persons: 4,383,278 Ordinary Shares

(b)	Percent of class*: 32.2%

(c)	Number of shares as to which the person together with all other Reporting Persons has:

(i)	Sole power to vote or to direct the vote: 4,383,278

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 4,383,278

(iv)	Shared power to dispose of or to direct the disposition of: 0

*	All percentages in this Schedule 13G are based on 13,579,032 Ordinary Shares of the Issuer’s issued and outstanding as of December 31, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. G39462208	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2022

By:	/s/ Yacov Geva
Name:	Yacov Geva
Title:	Chief Executive Officer and Director